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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                          FIBERNET TELECOM GROUP, INC.
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                                (Name of Issuer)
                    Common Shares, par value $0.001 per share
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                         (Title of Class of Securities)
                                    315653105
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                                 (CUSIP Number)

                                Deutsche Bank AG
                                 Taunusanlage 12
                                 60325 Frankfurt
                           Federal Republic of Germany


                                 with a copy to:

                                 John Toufanian
                                Latham & Watkins
                                885 Third Avenue
                            New York, New York 10022
                                 (212) 906-1200

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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 30, 2002
                                ----------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


           Deutsche Bank AG
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [X]
                                                                       (b) [ ]
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3          SEC USE ONLY
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4          SOURCE OF FUNDS
           OO (See Item 3)
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]
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6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Deutsche Bank AG is organized under the laws of the Federal Republic of Germany.
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                         7        SOLE VOTING POWER

                                  162,256,845 (See Item 5)
       NUMBER OF         -------------------------------------------------------
        SHARES           8        SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                   505,714,285 (See Item 5)
         EACH            -------------------------------------------------------
       REPORTING         9        SOLE DISPOSITIVE POWER
        PERSON
         WITH                     162,256,845 (See Item 5)
                         -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                  590,000,000 (See Item 5)
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           162,256,845 (See Item 5)
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [ ]
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.2%
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14         TYPE OF REPORTING PERSON*

           BK
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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Item 1     Security and Issuer.

         This statement relates to common shares, par value $.001 per common share (the "Common Stock"), of FiberNet Telecom Group, Inc., a Delaware corporation (NASDAQ SC:FTGX) ("FiberNet"). FiberNet has its principal executive offices at 570 Lexington Avenue, 3rd Floor, New York, New York 10022.

Item 2     Identity and Background.

         (a) This statement is filed by Deutsche Bank AG (the "Reporting Person"). The Reporting Person is organized under the laws of the Federal Republic of Germany. The securities associated with this filing were acquired through the New York Branch of the Reporting Person, which is licensed by the State of New York Banking Department.

         (b)      The principal business of the Reporting Person is set forth on
Schedule 1. The name, business address and principal occupation or employment of the executive officers, directors, controlling persons and trustees, as applicable of the Reporting Person and each corporation and other person ultimately in control of the Reporting Person is set forth on Schedule 1.

         (c) No person described in Item 2(b) nor, to the best knowledge of the Reporting Person, any person listed on Schedule 1 during the past five years has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (d) No person described in Item 2(b) nor, to the best knowledge of the Reporting Person, any person listed on Schedule 1 during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (e)      Each person listed on Schedule 1 is not a U.S. Citizen.

Item 3     Source and Amount of Funds or Other Consideration.

         Pursuant to a Purchase Agreement dated October 30, 2002 ("October Purchase Agreement"), between FiberNet, IBM Credit Corporation ("IBM'), the Reporting Person (acting through its New York Branch), Wachovia Investors, Inc. ("Wachovia"), Bank One, N.A. ("Bank One"), Nortel Networks Inc. ("Nortel"), and Toronto Dominion (Texas), Inc. ("TD" and together with IBM, the Reporting Person, Wachovia, Bank One and Nortel, the "Bank Lenders"), each Bank Lender purchased from FiberNet, and FiberNet sold to such Bank Lender, upon the terms and subject to the conditions set forth therein, the total number of shares of Common Stock set forth below next to such Bank Lender's name under the heading "Shares Purchased," and immediately exercisable warrants to acquire that number of shares of Common Stock set forth below next to such Bank Lender's name under the heading "Warrants," in exchange for the

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conversion of that amount of principal indebtedness under the Credit Agreement
(defined below) set forth below opposite such Bank Lender's name under the heading "Purchase Price."


                                     Shares                        Purchase
Reporting Person                    Purchased      Warrants         Price
----------------                   -----------    ----------   ----------------

Deutsche Bank AG                   120,476,190    30,119,048   $ 18,071,428.57

Wachovia Investors, Inc.           110,000,000    27,500,000   $ 16,500,000.00

Bank One, N.A                       41,904,762    10,476,190   $  6,285,714.29

IBM Credit Corporation              41,904,762    10,476,190   $  6,285,714.29

Toronto Dominion (Texas), Inc.      62,857,143    15,714,286   $  9,428,571.43



         Pursuant to a Purchase Agreement dated November 11, 2002 ("November Purchase Agreement" and together with the October Purchase Agreement, the "Purchase Agreements"), between FiberNet, the Reporting Person (acting through its New York Branch) and the other Bank Lenders, each Bank Lender purchased from FiberNet, and FiberNet sold to such Bank Lender, upon the terms and subject to the conditions set forth therein, the total number of shares of Common Stock set forth below next to such Bank Lender's name under the heading "Shares Purchased," and immediately exercisable warrants to acquire that number of shares of Common Stock set forth below next to such Bank Lender's name under the heading "Warrants," in exchange for the conversion of that amount of accrued interest under the Credit Agreement (defined below) set forth below opposite such Bank Lender's name under the heading "Purchase Price."


                                    Shares                       Purchase
Name of Investor                  Purchased     Warrants          Price
----------------                 -----------   -----------     ------------

Deutsche Bank AG                   5,476,190     5,476,190     $ 547,619.05

Wachovia Investors, Inc.           5,000,000     5,000,000     $ 500,000.00

Bank One, N.A                      1,904,762     1,904,762     $ 190,476.19

IBM Credit Corporation             1,904,762     1,904,762     $ 190,476.19

Nortel Networks Inc.               2,857,143     2,857,143     $ 285,714.29

Toronto Dominion (Texas), Inc.     2,857,143     2,857,143     $ 285,714.29



         The indebtedness and accrued interest converted pursuant to the Purchase Agreements was indebtedness and accrued interest under FiberNet's Amended and Restated Credit Agreement, dated as of February 9, 2001 (as amended, supplemented, amended and restated or otherwise modified from time to time prior to the date hereof, the "Credit Agreement"), among FiberNet Operations, Inc., Devnet, L.L.C., the financial institutions from time to time parties

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thereto as lenders, Deutsche Bank AG New York Branch, as administrative agent,
Toronto Dominion (USA) Securities Inc., as syndication agent, and Wachovia Investors, Inc., as documentation agent.

         In addition to the foregoing acquisition, in consideration of prior amendments to and waivers of the terms of the Credit Agreement, (a) the Reporting Person acquired immediately exercisable warrants to purchase an aggregate of 709,227 shares of Common Stock; (b) TD acquired warrants to purchase an aggregate of 934,229 shares of Common Stock.; (c) Wachovia acquired immediately exercisable warrants to purchase an aggregate of 566,666 shares of Common Stock; (d) First Chicago Investment Corporation, an affiliate of Bank One, acquired immediately exercisable warrants to purchase an aggregate of 233,129 shares of Common Stock; and (e) IBM acquired immediately exercisable warrants to purchase an aggregate of 75,000 shares of Common Stock.

Item 4     Purpose of Transaction.

         The Bank Lenders executed the Purchase Agreements, and acquired shares of Common Stock and warrants thereunder, in connection with the conversion of an aggregate principal amount of $66,000,000 of principal indebtedness and $2,000,000 of accrued interest under the Credit Agreement. In connection with the execution of the Purchase Agreements, the Bank Lenders entered into an Investor's Rights Agreement, dated October 30, 2002, as amended and restated by the First Amended and Restated Investor's Rights Agreement, dated November 11, 2002, pursuant to which FiberNet granted to each Bank Lender certain registration and preemptive rights, and each Bank Lender consented to certain transfer restrictions on the shares of Common Stock and warrants issued pursuant to the Purchase Agreements and shares of Common Stock issuable upon exercise of such warrants. In connection with the execution of the Purchase Agreements, FiberNet, the Reporting Person (acting through its New York Branch), Wachovia, Bank One, IBM and TD entered into a Stockholders Agreement, dated October 30, 2002, as amended and restated by the First Amended and Restated Stockholders Agreement, dated November 11, 2002, pursuant to which the parties thereto agreed to take certain actions to (a) cause two individuals approved by certain Bank Lenders to be elected to FiberNet's board of directors and (b) change the number of directors constituting the entire board of directors of FiberNet upon the request of certain Bank Lenders. The complete text of the Stockholders Agreement and Investor's Rights Agreement (each as amended and restated on November 11, 2002) is included in the exhibits hereto and incorporated herein by reference.

Item 5     Interest in Securities of the Issuer.

                  (a) Pursuant to the terms of the Purchase Agreements, the Reporting Person (acting through its New York Branch) acquired an aggregate of 125,952,380 shares of Common Stock, and warrants to purchase an aggregate of 35,595,238 shares of Common Stock. Together with the immediately exercisable warrants to purchase an aggregate of 709,227 shares of Common Stock acquired by the Reporting Person (as described in Item 3), such securities represent all of the equity securities of FiberNet currently held by the Reporting Person and its wholly owned subsidiaries. Pursuant to information provided by FiberNet, such securities represent approximately 16.2% of the fully diluted number of issued and outstanding shares of FiberNet.

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                  (b)      Pursuant to the Shareholders Agreement (as amended
and restated on November 11, 2002), the Reporting Person shares voting power with respect to the shares of Common Stock received by each Bank Lender (other than Nortel) pursuant to the Purchase Agreements and upon exercise of the warrants received by each such entity pursuant to the Purchase Agreements. Pursuant to the terms of the Investor's Rights Agreement (as amended and restated on November 11, 2002), each Bank Lender has agreed to certain transfer restrictions on the shares of Common Stock received it pursuant to the Purchase Agreements and upon exercise of the warrants received by it pursuant to the Purchase Agreements. The complete text of the Stockholders Agreement and Investor's Rights Agreement (each as amended and restated on November 11, 2002) is included in the exhibits hereto and is incorporated herein by reference.

                  (c)      not applicable.

                  (d)      not applicable.

                  (e)      not applicable.

Item 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

         Except as otherwise disclosed, there are no contracts, arrangements, understandings or relationships with respect to securities of FiberNet. For the complete text of each contract, arrangement, understanding and relationship with respect to securities of FiberNet see the Stockholders Agreement and Investor's Rights Agreement (each as amended and restated on November 11, 2002) attached hereto as exhibits. The text of each such agreement is incorporated herein by reference.

Item 7     Material to be Filed as Exhibits.

         - Purchase Agreement, dated October 30, 2002


         - Purchase Agreement, dated November 11, 2002


         - First Amended and Restated Stockholders Agreement, dated November 11, 2002


         - First Amended and Restated Investor's Rights Agreement, dated November 11, 2002

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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Deutsche Bank AG



                                             By: /s/ MARGARET M. ADAMS
                                                 -------------------------------
                                                 Name:   Margaret M. Adams
                                                 Title:  Director

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                                   Schedule 1

       Executive Officers, Directors, Controlling Persons and Trustees of
                              Deutsche Bank AG and
              each Person Ultimately in Control of Deutsche Bank AG


                  Deutsche Bank AG is organized under the laws of the Federal Republic of Germany. The principal business of Deutsche Bank AG is the provision of financial and related services. Deutsche Bank AG is the largest banking institution in the Federal Republic of Germany and is the parent company of a group consisting of banks, capital market and fund management companies, mortgage banks and property finance companies, installment financing and leasing companies, insurance companies, research and consultancy companies and other companies. Deutsche Bank AG is organized under the laws of the Federal Republic of Germany, and the address of its principal place of business is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany.

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Name                          Present Principal Occupation or Employment /
                              Business Address/Citizenship
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Dr. Josef Ackermann           Chairman of the Group Executive Member of the
                              Board of Managing Directors, Deutsche Bank AG

                              Deutsche Bank AG
                              Taunusanlage 12
                              60325 Frankfurt
                              The Federal Republic of Germany

                              Citizenship:  Swiss
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Dr. Tessen von Heydebreck     Member of the Board of Managing Directors,
                              Deutsche Bank AG

                              Deutsche Bank AG
                              Taunusanlage 12
                              60325 Frankfurt
                              The Federal Republic of Germany

                              Citizenship:  German
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Dr.Hermann-Josef Lamberti     Member of the Board of Managing Directors,
                              Deutsche Bank AG

                              Deutsche Bank AG
                              Taunusanlage 12
                              60325 Frankfurt
                              The Federal Republic of Germany

                              Citizenship:  German
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Dr.Clemens Borsig             Member of the Board of Managing Directors,
                              Deutsche Bank AG

                              Deutsche Bank AG
                              Taunusanlage 12
                              60325 Frankfurt
                              The Federal Republic of Germany

                              Citizenship:  German
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